EXHIBIT 99.17

CONSENT OF TETRATECH-WEI (formerly Wardrop Engineering)

The undersigned consents to the inclusion in this annual report on Form 40-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission, of references to our name and to the use of the economic studies entitled “Desktop Study on the East Kemptville Tin Deposit, Wardrop Document No. 085153010-MEM-L0001-02” dated July 2008 (the “Study”), the preliminary economic assessment entitled “Preliminary Economic Assessment on the Thor Lake Rare Metals Project, NT, Wardrop Document No. 0551530201” (the “PEA”), and the information derived from the Study, and the PEA, included in the Annual Information Form of the Company dated as of November 28, 2012 (the “AIF”).

The undersigned also consents to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-173669), as amended, of the references to our name, the use of the Study, the PEA and the Technical Report and the information derived from the Study and the PEA in the AIF, which are included in the annual report on Form 40-F.

Dated:  November 29, 2012

TetraTech-WEI (formerly Wardrop Engineering Inc.)
/s/ Mike P. McLaughlin

By: Mike P. McLaughlin
Title: Senior Project Manager